UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Completion of Registered Offering

On August 3, 2026, Elong Power Holding Limited (the “Company”) entered into those certain securities purchase agreements (the “Securities Purchase Agreements”) with the investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best-efforts registered offering (the “August Offering”), 11,466,666 units (the “Units”), each consisting of one Class A ordinary share, par value of US$0.0128 per share (each a “Class A Ordinary Share”) and with one warrant (each a “Common Warrant”), each to purchase up to one Class A Ordinary Share, at an offering price of US$0.12 per Unit, for gross proceeds of approximately $1.38 million, before deducting placement agent fees, expenses and other estimated expenses payable by the Company. The closing and issuance of the Units was completed on August 4, 2026.

Each Common Warrant is exercisable immediately on the date of issuance at an initial exercise price of US$0.12 per share (representing 100% of the offering price of $0.12 per Unit) and will expire three (3) years from the date of issuance.

The exercise price and the number of shares issuable under the Common Warrants will be proportionately adjusted in the event of certain transactions involving our Class A Ordinary Shares, including stock dividends or share splits, certain distributions and dividends, and rights offerings. Notwithstanding the foregoing, if at any time while the Common Warrants are outstanding, there occurs any share split, share dividend, reverse share split, or share combination, recapitalization or other similar transaction involving the Class A Ordinary Shares (each, a “Share Combination Event”, and the date of that Share Combination Event (or if the Share Combination Event occurs after the close of trading on the principal market, the trading day following that date), the “Share Combination Event Date”), then, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the Common Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for Trading Days prior to the Share Combination Event Date shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares issuable under the Common Warrants will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then outstanding.

The Common Warrants also contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the Common Warrants are outstanding, the Company sells, enters into an agreement to sell, or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A Ordinary Shares or securities convertible or exercisable into Class A Ordinary Shares, excerpt for certain exempt issuance (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the Common Warrant in effect immediately prior to such Subsequent Equity Sale (such lower price, the “Base Share Price”), the exercise price of the Common Warrant shall be reduced to the lower of (1) the Base Share Price and (2) the lowest VWAP during the period commencing five consecutive trading days immediately preceding and ending on the fifth trading day immediately following the consummation of such Dilutive Issuance (as applicable, the “New Issuance Price” and such period, the “New Issuance Adjustment Period”), effective as of the close of trading on the last trading day of the New Issuance Adjustment Period. For the avoidance of doubt, if any Common Warrants are exercised, on any given exercise date during any such New Issuance Adjustment Period, solely with respect to such portion of such warrant converted on such applicable exercise date, such applicable New Issuance Adjustment Period shall be deemed to have ended on, and included, the trading day immediately prior to such exercise date. Notwithstanding the foregoing, if the Company enters into a variable rate transaction, the exercise price of the Common Warrant shall be reduced to the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised.

Other than the adjustments above, in no event shall the exercise price of the Common Warrants be reduced below a floor price of $0.035, as adjusted for share dividends, share splits, stock combinations and other similar transactions.

The Securities Purchase Agreements contain customary representations, warranties and covenants of the Company and the Purchasers, as well as customary indemnification obligations of the parties. The August Offering closed on August 4, 2026. The Company intends to use the net proceeds from the offering for the working capital and other general corporate purposes.

Maxim Group LLC acted as the sole placement agent (the “Placement Agent”) in the August Offering pursuant to a Placement Agency Agreement dated August 3, 2026, by and between the Company and the Placement Agent. Pursuant to the Placement Agency Agreement, the Placement Agent will receive at the closing of the offering a fee of 7.0% of the gross proceeds of the offering and reimbursement of up to $100,000 for its actual and accountable out-of-pocket expenses and disbursements related to the offering.

In connection with the August Offering, each of the Company’s directors and executive officers entered into lock-up agreements (the “Lock-up Agreements”) with the Placement Agent pursuant to which they agreed, subject to customary exceptions, not to sell, transfer, or otherwise dispose of any of the Company’s securities for a period of 90 days following the closing of the August Offering.

The foregoing descriptions of the Placement Agency Agreement, Common Warrants, Securities Purchase Agreement, and Lock-up Agreements are qualified by reference to the full text of such documents, which are furnished as Exhibit 1.1, 4.1, 10.1 and 10.2, respectively, to this report.

The securities in the offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-297612), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2026 and declared effective by the SEC on July 28, 2026.

In connection with the August Offering, the Company issued a press release on August 3, 2026 announcing the pricing of the offering and a press release on August 4, 2026 announcing the closing of the offering, respectively. A copy of each press release is furnished as Exhibit 99.1 and Exhibit 99.2 to this report, respectively.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares or Common Warrants, nor shall there be any sale of Class A Ordinary Shares or Common Warrants in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Adjustment to Exercise Price of Issued and Outstanding Warrants

As previously disclosed in the Reports on Form 6-K submitted by the Company, on May 18, 2026, the Company issued 1,631,250 of Class A Ordinary Shares, 2,984,250 pre-funded warrants, each to purchase one Class A Ordinary Share at $0.001 per share, and 4,615,500 warrants, each to purchase one Class A Ordinary Share at an initial exercise price of $1.30 per share (each, a “May Common Warrant”), for gross proceeds of approximately $6 million, pursuant to certain securities purchase agreement dated May 15, 2026 (the “May Offering”). The securities in the May Offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-295783), as amended, which was initially filed with the SEC on May 12, 2026 and declared effective by the SEC on May 14, 2026.

On July 13, 2026, the Company issued 7,975,000 of Class A Ordinary Shares, 8,525,000 pre-funded warrants, each to purchase one Class A Ordinary Share at $0.001 per share, and 16,500,000 warrants, each to purchase one Class A Ordinary Share at an initial exercise price of $0.40 per share (each, a “July Common Warrant”), for gross proceeds of approximately $6.6 million, pursuant to certain securities purchase agreement dated July 10, 2026 (the “July Offering”). The securities in the July Offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-297290), as amended, which was initially filed with the SEC on July 7, 2026 and declared effective by the SEC on July 9, 2026.

Pursuant to section 3(h)(iv) of the May Common Warrants and the July Common Warrants, the August Offering constitutes a Dilutive Issuance, and therefore, the exercise price of the May Common Warrants and the July Common Warrants will be adjusted to be the lowest of (x) the purchase price of such offering price each Unit issued in the August Offering, (y) the exercise price of the Common Warrants issued in the August Offering and (z) the lowest VWAP of the Class A Ordinary Shares on any trading day during the ten (10) trading day period (the “Adjustment Period”) beginning five (5) trading days before and ending five (5) trading days immediately following the public announcement of such Dilutive Issuance. If any May Common Warrants or July Common Warrants are exercised, on any given exercise date during any such Adjustment Period, solely with respect to such portion of such warrant converted on such applicable exercise date, such applicable Adjustment Period shall be deemed to have ended on, and included, the trading day immediately prior to such exercise date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description of Exhibits

1.1	Form of Placement Agency Agreement

4.1	Form of Common Warrant

10.1	Form of Securities Purchase Agreement

10.2	Form of Lock-up Agreement

99.1	Press Release, dated August 3, 2026

99.2	Press Release, dated August 4, 2026

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